News Release

Brookfield TO acquire

leading industrial and logistics property company

•	Brookfield to purchase Industrial Developments International from Kajima of Japan for $1.1 billion
•	High quality industrial portfolio comprised of over 27 million square feet of operating assets and 49 million square feet of future development potential
•	Brookfield’s industrial portfolio to comprise 62 million square feet with 79 million square feet of future development potential

Hamilton, Bermuda, August 7, 2013 – Brookfield Property Partners L.P. (NYSE: BPY, TSX: BPY.UN) has reached an agreement to acquire Industrial Developments International Inc. (IDI) from the U.S. subsidiary of Kajima Corporation in a $1.1 billion transaction that will create one of North America’s largest industrial property companies. Brookfield Property Partners will own an approximate 25% interest in IDI with the balance owned by Brookfield’s institutional partners.

Founded in 1989 and based in Atlanta, IDI owns and operates 75 high quality industrial distribution facilities totalling 27 million square feet in 12 states, and serves major North American consumer product, retail and industrial companies. In addition, IDI has 49 million square feet of future development projects and a significant third party property management business.

The transaction is expected to close in the fourth quarter of 2013.

With the acquisition of IDI, Brookfield’s industrial portfolio will comprise over 62 million square feet of operating assets and more than 79 million square feet of future development potential with operations in North America, Europe, the Middle East and China, making it one of the largest global owners of industrial and logistics facilities.

“The addition of IDI to Brookfield’s existing industrial operations will create a leading global industrial real estate company able to deliver high quality distribution facilities to clients around the world,” said Ric Clark, Chief Executive Officer of Brookfield Property Group. “The combined business will own irreplaceable assets and development sites near major markets and transport routes, with a 25 year track record of delivering superior service, and is now positioned for significant long term growth.”

“Brookfield will be an exceptional parent organization and we are enthusiastic about starting a positive new chapter for IDI as we approach our 25th year in business,” said Timothy J. Gunter, President and Chief Executive Officer of IDI. “With Brookfield’s backing, we have an exciting opportunity ahead of us to strengthen IDI’s presence in the current markets we serve and potentially in uncharted territory.”

* * *

Contact:

Melissa Coley, VP, Investor Relations and Communications

Brookfield Property Partners

(212) 417-7215; melissa.coley@brookfield.com

About Brookfield Property Partners

Brookfield Property Partners is a commercial real estate owner, operator and investor operating globally. Our diversified portfolio includes interests in over 300 office and retail properties encompassing approximately 250 million square feet. In addition, we have interests in approximately 20,000 multi-family units, 35 million square feet of industrial space and a 19 million square foot office development pipeline. Our goal is to be the leading global investor in best in class commercial property assets. For more information, please visit www.brookfieldpropertypartners.com

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.